Exhibit (a)(6)(iii)

FACTORS TO CONSIDER

Your participation in the Program is completely voluntary. To help you make an informed decision on whether to participate in the Stock Option Transfer Program, we have summarized some factors to consider as part of your decision making process. A more complete discussion of factors to consider is located in the Notice. We encourage you to read the entire Notice of Stock Option Transfer Program. This will help you evaluate the risks and opportunities before you make any decision regarding whether to participate. Additionally, we also encourage you to consult with your personal financial consultant or tax advisor regarding this Program.

Factor	Consideration
Your participation decision will be made at a time when you will not know the Total Payment	The Total Payment you model in the Employee Election Tool shows the Total Payment for an assumed Average Closing Price. The actual Total Payment can only be determined after the Averaging Period, when the Average Closing Price is known.

The terms and conditions of your current stock option grants, including grant price(s), vesting dates, expiration dates and your personal assessment of the future market price of MSFT stock prior to the expiration date of your Eligible Options.

You should think about all the terms and conditions of your Eligible Options along with the likelihood of your continued employment at Microsoft or one of its subsidiaries. Additionally, you should also take into account your thoughts about the potential future value of MSFT stock in relation to your Eligible Options versus the estimated value you could realize through the Program.

If you retain your Eligible Options instead of participating in the Program, and MSFT stock price rises far enough above your grant price (prior to expiration), you could potentially receive more value from exercising your options than by participating in the Program.

Conversely, if MSFT stock price does not rise above the grant price of your Eligible Options before they expire, and you do not participate in the Program, you would not receive any value.

Timing of payments	You should consider when you will receive the proceeds from this program as part of your overall cash and financial needs. The payment schedule is detailed in the Notice and Employee Election Tool.

Your personal financial situation and goals	You should consider your financial portfolio management, diversification strategy, risk tolerance and your current need for cash as well as the tax implications. A summary of the tax implications by country is provided at the end of the Notice.

The Stock Option Transfer Program is a one-time opportunity	We do not plan to make any options transferable in the future or to offer a similar transfer program again. If you do not participate, you will retain your current options under their original terms and conditions.

Please read the Notice of Stock Option Transfer Program carefully so that you will understand the risks of participating before you make any decisions regarding whether to participate.

None of Microsoft, Microsoft’s Board of Directors or JPMorgan makes any recommendation as to whether you should participate in the Stock Option Transfer Program. In addition, we have not authorized anyone to provide you with information different from that contained in the Notice. Your participation in this Program is completely voluntary. You must make your own decision whether or not to transfer your Eligible Options.